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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENT THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                              APPLICA INCORPORATED
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   03815A 10 6
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                                 (CUSIP number)

               LISA R. CARSTARPHEN, VICE PRESIDENT - LEGAL AFFAIRS
                              APPLICA INCORPORATED
                             5980 MIAMI LAKES DRIVE
                           MIAMI LAKES, FLORIDA 33014
                                 (305) 816-6025
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 6, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages.)

                               (Page 1 of 5 Pages)

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-----------------------                                    ---------------------
CUSIP NO. 03815A 10 6               SCHEDULE 13D           PAGE 2 OF 5 PAGES
-----------------------                                    ---------------------

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         DAVID M. FRIEDSON
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        See Item 3.

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
----------------------------------- ------ -------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER           2,503,596
              SHARES
           BENEFICIALLY             ------ -------------------------------------
            OWNED BY                  8    SHARED VOTING POWER                 0
              EACH
            REPORTING               ------ -------------------------------------
           PERSON WITH                9    SOLE DISPOSITIVE POWER      2,503,596

                                    ------ -------------------------------------
                                     10    SHARED DISPOSITIVE POWER            0

------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,503,596
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                             [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.0%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
------- ------------------------------------------------------------------------

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                                                                     Page 3 of 5

1.       SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Applica Incorporated ("Applica"). The executive offices of Applica are located at 5980 Miami Lakes Drive, Miami Lakes, Florida 33014.

2.       IDENTITY AND BACKGROUND.

         (a) Name: David M. Friedson

         (b) Business Address: 5980 Miami Lakes Drive,
                               Miami Lakes, Florida 33014

         (c) Present Principal Occupation: Chairman of the Board, Chief Executive Officer and President of Applica Incorporated. Applica is located at 5980 Miami Lakes Drive, Miami Lakes, Florida 33014.

         (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a United States citizen.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 6, 2000, the Reporting Person was granted an option to acquire 500,000 shares of Common Stock at an exercise price per share of $3.625, which is immediately exercisable. The options were granted to the Reporting Person in his capacity as an executive officer of Applica. In addition, the Reporting Person made the following open market purchases with personal funds:

                   Date        No. of Shares Acquired        Price Per Share
                   ----        ----------------------        ---------------

                  12/6/00              3,000                     $3.8125
                                      17,000                     $3.8750
                                      10,000                     $3.8675

                  12/7/00             20,000                     $3.8750
                                      10,000                     $3.8125

                  12/12/00             2,000                     $3.50
                                       8,000                     $3.5625
                                      10,000                     $3.75
                                      10,000                     $3.6875

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                                                                     Page 4 of 5

                  Date        No. of Shares Acquired         Price Per Share
                  ----        ----------------------         ---------------

                  12/15/00            10,000                     $3.6875

                  12/18/00            10,000                     $3.3750
                                      10,000                     $3.4375
                                      10,000                     $3.3125

4.       PURPOSE OF TRANSACTION.

         The Reporting Person acquired the shares of Common Stock for investment purposes and does not currently have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4 (a) - (j) of Schedule 13D; provided, however, that the Reporting Person may, from time to time, acquire or dispose of shares of Common Stock in the open market or be granted or exercise stock options to acquire shares of Common Stock.

5.       INTEREST IN SECURITIES OF ISSUER.

         (a) The Reporting Person has beneficial ownership of 2,503,596 shares of Common Stock, or 10.0% of the outstanding Common Stock of Applica (based on 23,099,381 shares of Common Stock outstanding as of January 1, 2001). Such shares include:

         o 26,370 shares of Common Stock held in a 401(k) Plan for the Reporting Person; and

         o 1,242,705 shares that the Reporting Person has the right to acquire upon the exercise of options exercisable within the next 60 days.

         Such shares do not include 379,835 shares that the Reporting Person has the right to acquire upon the exercise of stock options that are not exercisable within the next 60 days.

         (b) The Reporting Person has sole power to vote, or direct the vote, and sole power to dispose, or direct the disposition, of 2,503,596 shares of Common Stock and shared power to vote and shared power to dispose of 0 shares.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 3.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         None.

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                                                                     Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                             January 2, 2001
                                                           ---------------------
                                                                  (Date)

                                                           /s/ David M. Friedson
                                                           ---------------------
                                                           David M. Friedson